Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther to Report Second Quarter 2020 Financial Results on Aug 6, 2020

Vancouver – July 21, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) has scheduled the release of its second quarter 2020 unaudited financial results for Thursday, August 6, 2020 before markets open.

A conference call and webcast will follow the same day, August 6, 2020, at 9.00am PDT/12.00pm EDT. Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Vancouver:	+ 1 604 638 5340
U.S. and Canada toll-free:	+ 1 800 319 4610
International toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 4880.

Vancouver:	+ 1 604 638 9010
U.S. and Canada toll-free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

www.greatpanther.com